Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-194902, 333-202813, 333-206325, 333-209784, 333-216240, and 333-223198 on Form S-8 of our report dated March 1, 2019, relating to the consolidated financial statements of Aerohive Networks, Inc. and its subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for revenue in fiscal year 2018 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
March 1, 2019